EDWARD T. SWANSON
Attorney At Law
1135 17th Street Suite E
Santa Monica, California 90403
Phone: (310) 315-2828      Fax: (310) 828-6138
Email: etswanson@att.net

July 2, 2008

Via Federal Express and Edgar

Mr. Tom Jones
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Infrared Systems International
Amendment 4 to Form S-1 on Form SB-2
File No. 333-147367

Dear Mr. Jones:

Enclosed are two copies of our response letter to the SEC comment letter dated June 30, 2008 as well as a marked copy of Amendment 5 showing all changes from Amendment 4.

Please be advised that there are two inadvertent number changes on page 29.  In the table of stock ownership of ISI prior to the cancellation of certain shares, the percentage ownership for Gary and Wendy Ball and for all members of management as a group each is shown as 0.2% when they should be 1.7% and 1.8%, respectively.  Assuming that no further amendment is required with respect to the above-referenced registration, these corrections will be made in the 424 filing on behalf of the company.

Do not hesitate to call me, or in my absence Michael Bilan, Esq. at 310-570-8067, with any questions or to discuss the filing of a request for acceleration of effectiveness.

Very truly yours,

                                                                                /s/ Edward T. Swanson

Edward T. Swanson

enclosures